AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 1999
                                                REGISTRATION NO. 333-71663

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ---------------
                                AMENDMENT NO. 2
                                  TO  FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------

                        SYSTEM SOFTWARE ASSOCIATES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


            DELAWARE                                      36-3144515
   (STATE OR OTHER JURISDICTION OF                     (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)


                      500 WEST MADISON STREET, 32ND FLOOR
                            CHICAGO, ILLINOIS 60661
                                 (312) 641-2900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              MR. WILLIAM M. STUEK
                            CHIEF EXECUTIVE OFFICER
                        SYSTEM SOFTWARE ASSOCIATES, INC.
                      500 WEST MADISON STREET, 32ND FLOOR
                            CHICAGO, ILLINOIS 60661
                                 (312) 258-6000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
                          WILLIAM N. WEAVER, JR., ESQ.
                            SACHNOFF & WEAVER, LTD.
                       30 SOUTH WACKER DRIVE, 29TH FLOOR
                            CHICAGO, ILLINOIS 60606
                                 (312) 207-1000

                                ---------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                     --------------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

--------------------------------------------------------------------------------


               SUBJECT TO COMPLETION, DATED APRIL 27, 1999

                                 50,522 SHARES

                       SYSTEM SOFTWARE ASSOCIATES, INC.

                                 COMMON STOCK



This prospectus covers 50,522 shares of the common stock of System Software Associates, Inc., a Delaware Corporation. All of the shares are being offered by Riz Shakir. We will not receive any of the proceeds from the sale of the shares.


We have not made any underwriting arrangements with respect to the shares. Our common stock is quoted on the Nasdaq National Market under the symbol SSAX. On April 23, 1999, the last sale price reported was $2.25.


                                   -----------



This investment involves risk. See "risk factors" beginning on page 3.

                                  -----------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

              The date of this Prospectus is May __, 1999.

                               Table of Contents


Risk Factors................................................ 3
Available Information....................................... 6
Incorporation of Certain Documents by Reference............. 6
The Company................................................. 7
Proceeds Of the Offering.................................... 8
Selling Stockholder......................................... 8
Plan of Distribution and Offering Price..................... 9
Validity of Stock........................................... 10
Experts..................................................... 10

                                  RISK FACTORS

          Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.

We Have a Recent History of Financial Losses That May Continue for the Balance of the 1999 Fiscal Year.

          We have experienced net losses for the fiscal year ended October 31, 1998 and the first quarter of fiscal 1999. Net losses for the fiscal year ended October 31, 1998 were approximately $128.7 million. Net losses for the fiscal quarter ended January 31, 1999 were approximately $5.1 million. At October 31, 1998, we had a retained earnings deficit of $52.9 million.

          While we anticipate that we will reduce the level of our operating losses by the end of the fiscal year ending October 31, 1999, there can be no guarantees that this will occur. The amount of net losses and the time required to reach profitability are uncertain. There can be no assurance that we will ever be able to generate sufficient revenue from our products now ready for market or those under development to achieve profitability on a sustained basis.


Our Indebtedness Can Have Adverse Consequences To Us and To You.




      We have a substantial amount of debt.  This debt load may:

      .  adversely affect our ability to obtain additional financing;

      . make us more vulnerable to general economic and market conditions, industry downturns and competitive pressures;

      . impair our ability to fund research and development and respond to technological changes; and

      . result in us having to dedicate cash generated from operating activities to the payment of debt service and other financing obligations, thereby reducing funds available for operations, our existing markets and our future business opportunities.

Absent Significant Positive Cash Flow, Our Business May Require Substantial Additional Financing, and if We Do Not Obtain That Financing, We May Be Unable to Manage Our Business Competitively.

          Absent significant positive cash flow from the operation of our business, we may require substantial additional financing on a continuing basis for research and development, sales and marketing, recruiting and training personnel, making scheduled interest payments and other purposes. In the absence of improved profitability, there can be no guarantee that we will be able to issue additional debt or sell stock or other additional equity on satisfactory terms, or at all, to meet our future financing needs. If we could not refinance our debt or obtain new loans, we would likely have to consider various options such as the sale of additional equity or some of our assets to meet the principal and interest payments we owe, negotiate with lenders to restructure existing loans or explore other options available under applicable laws. We cannot guarantee that any options available to us would enable us to repay our debt in full.

The ERP Application Software Market is Subject To Strong Competition From Several Sources That Could Adversely Affect Revenue or Revenue Growth.

          The software market for enterprise resource Planning ("ERP") Software Packages is highly competitive, rapidly changing and significantly affected by the introduction of new products and other market activities of our competitors. Our primary competition comes from a large number of independent software vendors and other sources. These competitors include companies offering products that run on UNIX-based systems in a client/server environment such as Oracle Corporation, Baan Company N.V. and, in particular, SAP AG. Other competitors include companies offering products that run on AS/400 and other mid-range computers, including J.D. Edwards, QAD and JBA.


          Advantages that our competitors may have over us include:

          .  historical market presence;

          .  greater financial, technical, marketing and other resources;

          .  greater name recognition; and

          . more customers who have their UNIX-based or client/server products already installed.

Our Competitors Have More Established Relationships With Third Party Consultants Who Make Recommendations About and Implement ERP Systems.

          For our client/server ERP systems, we and our customers rely on a number of consulting and systems integration companies for implementation of our products, and other customer support services, as well as recommendations of our products during the evaluation stage of our customers' purchase process. Many of these third parties maintain similar, and usually more established, relationships with our main competitors. If we are unable to develop and retain effective, long-term relationships with a sufficient number of these third parties, our competitive position could be materially adversely affected.

The SEC is Investigating Us and Has Tentatively Concluded That Our Revenue Recognition Policies were Improper.

          Since October 1995, we have been the subject of a private investigation by the SEC. The inquiry primarily relates to revenue recognition issues. The Staff of the Enforcement Division has advised us that it has tentatively concluded that in past years we had improperly recognized revenue on software contracts for UNIX based software products and software reseller contracts, and in so doing violated various provisions of the federal securities laws. We are unable to predict at this time the consequences to us of the SEC's investigation. There can be no assurance that any actions taken by the SEC may not have a material adverse effect on our ability to market our products in the competitive environment in which we serve.

Our Dependence on the IBM AS/400 May Be a Risk.

          In recent years, over 85% of our software license fee revenue was derived from the AS/400 market. A substantial portion of our future revenues will likely be derived from and will depend upon the continued widespread use of AS/400 computers and the continued support by IBM of its AS/400 hardware platform. We do not know if our customers will continue to use, or if IBM will continue to support, the AS/400. If use of this platform declines, our business may be adversely affected.

We Have a New Management Team That Does Not Have Proven Success With the
Company.

     During the fiscal year ended October 31, 1998, William M. Stuek was elected our Chief Executive Officer, Lawrence A. Zimmerman was elected Chief Financial Officer and Lorraine Fenton became our Vice President of Research and Development. All of the new members of our management team have joined us within the last fiscal year and all of them came from the IBM Corporation. It is too early to tell whether this new executive management team will be successful in managing our business affairs. Should they not be successful, our business could be adversely affected.

Forward-Looking Statements

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify such statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. You should read statements that contain these words carefully because they:

     . discuss our future expectations;

     . contain projections of our future results of operations or of our financial condition; or

     . state other "forward-looking" information.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future which we are not be able to accurately predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events which may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

 AVAILABLE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the following locations:

 .  At the Public Reference Room of the SEC, Room 1024 - Judiciary Plaza, 450
   Fifth Street, N.W., Washington, DC 20549;

 . At the public reference facilities at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

 .  By writing to the SEC, Public Reference Section, Judiciary Plaza, 450 Fifth
   Street, N.W., Washington, DC 20549;

 .  At the offices of the National Association of Securities Dealers, Inc.,
   Reports Section, 1735 K Street, N.W., Washington, DC 20006; or

 . From the Internet site maintained by the SEC at http://www.sec.gov. which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Some locations may charge prescribed or modest fees for copies.

     We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933 covering the shares of common stock offered hereby. As permitted by the SEC, this prospectus, which constitutes a part of the Registration Statement, does not contain all the information included in the Registration Statement. Such additional information may be obtained from the locations described above.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to these documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the Commission later will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 until Mr. Shakir sells all of the common stock. This prospectus is part of a Registration Statement that we filed with the SEC.

   1. our Annual Report on Form 10-K for the fiscal year ended October 31, 1998, filed on January 29, 1999, as amended on Form 10-K/A on March 2, 1999;

   2. our Current Report on Form 8-K, filed on February 18, 1999;

   3. the description of the our common stock contained in our Registration Statements on Form 8-A, declared effective February 12, 1987 and February 18, 1999;

   4. our Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 1999, filed on March 17, 1999; and

   5. our Proxy Statement on Form 14A, filed on March 4, 1999.


     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations Department, System Software Associates, Inc., 500 West Madison Street, 32nd Floor, Chicago IL 60661, Telephone: (312) 258-6000.


                                  THE COMPANY

     We are a worldwide provider of cost-effective, company-wide computer software information systems to the industrial sector. Our "Business Planning and Control System" ("BPCS") product line provides businesses with information systems that assist them in streamlining and more effectively managing their manufacturing and distribution processes, together with assisting them in performing their human relations functions. These human relations functions include the administration of payroll and benefit programs. In addition, our BPCS product line assists businesses in producing financial reports and otherwise managing their finances. Distinct features of the Business Planning and Control System product line can be added or subtracted by a business as the needs of that business change. We market, sell and service our product lines to large- and intermediate-sized industrial sector firms primarily through our own world-wide sales organization and, to a much lesser extent, through a network of over 100 independent software companies. We have strategic relationships with major computer hardware manufacturers, such as IBM, Hewlett Packard and Digital Equipment; supply chain management software companies, such as i2 and Manugistics; and major systems integrators, such as CAP Gemini and the Big Five consulting firms.

    Our executive offices are located at 500 West Madison Street, 32nd Floor, Chicago, IL 60661. Our telephone number is (312) 258-6000.

                            PROCEEDS OF THE OFFERING

We will not receive any of the proceeds from the sale of any of the shares by Riz Shakir.

                              SELLING STOCKHOLDER

     Until August 31, 1998, we employed Mr. Shakir as our Executive Vice President of Research and Development. We issued 50,522 shares of our common stock to Riz Shakir pursuant to a Consulting Agreement and General Release dated as of September 1, 1998 between us and him.

     Mr. Shakir beneficially owns 147,535 shares of our common stock. Included in Mr. Shakir's beneficially owned shares are options, exercisable within sixty
(60) days from the date hereof, to purchase 52,569 shares of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to the shares shown as beneficially owned. The shares to be sold shall include, in addition to the numbers indicated, any additional shares of our common stock that become issuable in connection with the shares by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of outstanding shares of our common stock.

     Only the 50,522 shares issued to Riz Shakir pursuant to the Consulting Agreement and General Release are being offered by this prospectus. The remaining 97,013 shares beneficially owned by Mr. Shakir have been either previously registered by us for resale by Mr. Shakir, acquired by Mr. Shakir in the open market, or have been granted to Mr. Shakir under our Long-Term Incentive Plan. All shares issued under the Long-Term Incentive Plan have been registered pursuant to a Form S-8. Accordingly, Mr. Shakir can sell all or none of his 147,535 beneficially owned shares at any time. The percentage of outstanding shares held by Riz Shakir prior to and after this offering represents less than one percent of our outstanding shares.

     The following table sets forth the number of shares Mr. Shakir beneficially owned prior to this offering, the number of shares being offered by Mr. Shakir in this offering and the number of shares to be beneficially owned by Mr. Shakir after the offering, assuming that Mr. Shakir sells all of the shares being offered in this offering.


                                   NUMBER OF
                                  SHARES OWNED                     NUMBER OF                         NUMBER OF
                                    PRIOR TO                     SHARES  BEING                      SHARES AFTER
SELLING STOCKHOLDER                 OFFERING                         OFFERED                        THE OFFERING
--------------------      ---------------------------      ---------------------------      -------------------------
Riz Shakir                          147,535                           50,522                            97,013

                    PLAN OF DISTRIBUTION AND OFFERING PRICE

     Mr. Shakir may sell the shares from time to time. These sales may be made on one or more exchanges or in the over-the-counter market, or otherwise. The shares may be sold by any one or more of the following:

     . a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     .  an exchange distribution in accordance with the rules of such exchange;
        or

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers.

In making these sales, Mr. Shakir may engage brokers or dealers to arrange for other brokers or dealers to purchase the shares. Brokers and dealers will receive commissions or discounts from Mr. Shakir in amounts to be negotiated prior to the sale. Mr. Shakir and any brokers or dealers participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Accordingly, any commissions received by these broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Mr. Shakir may agree to indemnify these broker-dealers with respect to the shares offered hereby against certain liabilities, including certain liabilities under the Securities Act of 1933. In addition, we have agreed to indemnify Riz Shakir with respect to the shares offered hereby against certain liabilities, including certain liabilities under the Securities Act of 1933. If such indemnity is unavailable, we will contribute toward amounts required to be paid in respect of such liabilities. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     We will pay the registration expenses relating to the offering and sale of the shares by Riz Shakir to the public. These expenses (estimated to be $33,000), include legal and accounting expenses, filing fees payable to the SEC, applicable state "blue sky" filing fees and printing expenses. We, however, will not pay for any expenses, commissions or discounts of underwriters, dealers or agents for Mr. Shakir.

     Any underwriters, brokers, dealers and agents who participate in any such sale may also be customers of, engage in transactions with or perform services for SSA or Mr. Shakir.

     Our common stock is currently traded on the Nasdaq National Market. The public offering price for any shares that are sold will be determined by the price indicated on such system at the time such sale occurs, or at such price as shall be determined through private negotiations between the buyer and Mr. Shakir, or his agent.

                               VALIDITY OF STOCK

     The validity of the shares will be passed upon for SSA by Sachnoff & Weaver, Ltd., Chicago, Illinois. Between October 1992 and August 1998, in consideration for the continued and future services on our Board of Directors of William N. Weaver, Jr., we granted a total of 122,750 stock options to purchase our shares to Sachnoff & Weaver, Ltd., of which Mr. Weaver is a member. These options are exercisable between $4.625 and $7.8125 per share, and become exercisable in equal portions on the five anniversaries of their respective grant dates. Mr. Weaver disclaims beneficial ownership of all but his pro rata portion of the shares covered by the options. Mr. Weaver personally owns 250,000 shares of our common stock.

                                    EXPERTS

     Our consolidated financial statements as of October 31, 1998 and 1997 and for the three years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

                                  SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO.2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON
APRIL 27, 1999.

                                  System Software Associates, Inc.


                            By  /s/ Kirk J. Isaacson
                               -----------------------------------
                                Kirk J. Isaacson
                                Vice President and General Counsel

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.




               SIGNATURE                                   TITLE                              DATE
               _________                                   ______                             ____
                                                  Chief Executive Officer,
                                                  Chief Operating Officer,
                                                  President and Chairman of
         /s/ William M. Stuek *                   the Board of Directors                 April 27, 1999
----------------------------------------
             William M. Stuek


                                                  Executive Vice President,
                                                  Chief Financial Officer and
                                                  Director (Principal
/s/ Lawrence Zimmerman *                          Financial Officer)                     April 27, 1999
----------------------------------------
    Lawrence Zimmerman

                                                  Vice President of Finance
                                                  and Controller (Principal
/s/ Joseph Skadra *                               Accounting Officer)                    April 27, 1999
----------------------------------------
    Joseph Skadra


/s/ William N. Weaver, Jr. *                      Secretary and Director                 April 27, 1999
----------------------------------------
    William N. Weaver, Jr.


/s/ Douglas Smith *                               Director                               April 27, 1999
----------------------------------------
    Douglas Smith


                                                  Director                               April 27, 1999
----------------------------------------
    Casey G. Cowell


                                                  Director                               April 27, 1999
----------------------------------------
    Andrew J. Filipowski


*  /s/ Douglas R. Newkirk
----------------------------------------
    Douglas R. Newkirk

    Attorney-in-Fact